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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9
                                 (RULE 14d-101)
          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(D)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                            STERLING COMMERCE, INC.
                           (Name of Subject Company)

                            STERLING COMMERCE, INC.
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   859205106
                     (CUSIP Number of Class of Securities)

                             ---------------------

                             ALBERT K. HOOVER, ESQ.
                  EXECUTIVE VICE PRESIDENT AND GENERAL COUNSEL
                            STERLING COMMERCE, INC.
                              4600 LAKEHURST COURT
                                  DUBLIN, OHIO
                                 (614) 793-7000

                             ---------------------

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
          Communications on Behalf of the Person(s) Filing Statement)

                                WITH A COPY TO:
                              BLAINE V. FOGG, ESQ.
                             ERIC J. FRIEDMAN, ESQ.
                    SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                               FOUR TIMES SQUARE
                            NEW YORK, NEW YORK 10036
                                 (212) 735-3000

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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ITEM 1.  SUBJECT COMPANY INFORMATION.

     The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates is Sterling Commerce, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 300 Crescent Court, Suite 1200, Dallas, Texas 75201. The telephone number of the principal executive offices is
(214) 981-1100. The title of the class of equity securities to which this
Schedule 14D-9 relates is the common stock, par value $.01 per share, including the related preferred stock purchase rights, of the Company (the "Shares"). As of February 22, 2000, there were 80,062,062 Shares outstanding.

ITEM 2.  IDENTITY AND BACKGROUND OF FILING PERSON.

     The name, business address and telephone number of the Company, which is the person filing this statement, are set forth in Item 1 above.

     This Schedule 14D-9 relates to the tender offer by SBC Silver, Inc., a Delaware corporation ("Purchaser") and a wholly-owned subsidiary of SBC Communications Inc., a Delaware corporation ("Parent"), disclosed in a Tender Offer Statement on Schedule TO, dated February 25, 2000 (the "Schedule TO"), to purchase all outstanding Shares at a price of $44.25 per Share (the "Offer Price"), net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in Purchaser's Offer to Purchase, dated February 25, 2000 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended or supplemented from time to time, together constitute the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger dated as of February 18, 2000 (the "Merger Agreement" ), by and among Parent, Purchaser and the Company. The Merger Agreement provides, among other things, that as promptly as practicable after the consummation of the Offer and satisfaction or waiver of the conditions to the Merger (a) Purchaser will be merged with and into the Company (the "Merger") and the separate corporate existence of Purchaser will thereupon cease, (b) each outstanding Share (other than Shares held in the treasury of the Company or by any of the Company's subsidiaries, Parent, any subsidiary of Parent or any stockholders who perfect appraisal rights under Delaware law) will be converted into the right to receive the Offer Price in cash, without interest (referred to herein as the "Merger Consideration"), and (c) the Company will be the successor or surviving corporation in the Merger (sometimes hereinafter referred to as the "Surviving Corporation") and will continue to be governed by the laws of the State of Delaware. A copy of the Merger Agreement is incorporated by reference as Exhibit
(e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

     The Schedule TO states that the principal executive offices of Parent and Purchaser are located at 17 E. Houston Street, San Antonio, Texas 78205.

ITEM 3.  PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     Each material agreement, arrangement or understanding and any actual or potential conflict of interest between the Company or its affiliates and (i) its executive officers, directors or affiliates or (ii) Parent or Purchaser and their respective executive officers, directors or affiliates is described in the attached Schedule I or set forth below.

THE MERGER AGREEMENT

     The following is a summary of certain provisions of the Merger Agreement which relate to agreements, arrangements and understandings of a type described above. The summary of the Merger Agreement contained in the Offer to Purchase attached hereto as Exhibit (a)(1) and incorporated herein by reference is more complete. In addition, the following summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is incorporated by reference as Exhibit (e)(1) hereto and is incorporated herein by reference. Capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Merger Agreement.

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

     The Company Board. The Merger Agreement provides that promptly upon the purchase of and payment for any Shares by Parent or Purchaser pursuant to the Offer, Parent will be entitled to designate such number of directors, rounded up to the nearest whole number, on the Company's Board of Directors (the "Company Board") as is equal to the product of the total number of directors on the Company Board (giving effect to the directors designated by Parent pursuant to this sentence) multiplied by the percentage that the number of Shares so accepted for payment bears to the total number of Shares then outstanding. In furtherance thereof, the Company will, upon request of Purchaser, promptly either increase the size of the Company Board or secure the resignations of such number of its incumbent directors, or both, as is necessary to enable Parent's designees to be so elected to the Company Board, and will cause Parent's designees to be so elected. At such time, the Company will also cause persons designated by Parent to have proportionate (but not less than majority) representation on (i) each committee of the Company Board, (ii) each board of directors (or similar body) of each subsidiary of the Company and (iii) each committee (or similar body) of each such board. The Company's obligation to appoint Parent's designees to the Company Board is subject to compliance with
Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder, which require mailing the Information Statement, a copy of which is attached as Schedule I hereto, to the Company's stockholders.

     The Merger Agreement further provides that in the event that Parent's designees are elected to the Company Board, until the effective time of the Merger (the "Effective Time"), the Company Board will have at least two directors who were directors on February 18, 2000 (the "Original Directors"); provided that, in such event, if the number of Original Directors is reduced below two for any reason whatsoever, any remaining Original Directors (or Original Director, if there be only one remaining) will be entitled to designate persons to fill such vacancies who will be deemed to be Original Directors for purposes of the Merger Agreement or, if no Original Director then remains, the other directors will designate two persons to fill such vacancies who shall not be stockholders, affiliates or associates of Parent or Purchaser, and such persons shall be deemed to be Original Directors for purposes of the Merger Agreement. Notwithstanding anything in the Merger Agreement to the contrary, in the event that Parent's designees are elected to the Company Board prior to the Effective Time, the affirmative vote of a majority of the Original Directors will be required for the Company to (i) amend or terminate the Merger Agreement or agree or consent to any amendment or termination of the Merger Agreement,
(ii) exercise or waive any of the Company's rights, benefits or remedies under the Merger Agreement, (iii) extend the time for performance of Parent's and Purchaser's respective obligations under the Merger Agreement or (iv) take any other action by the Company Board under or in connection with the Merger Agreement other than the actions necessary to effect a meeting of the Company's stockholders if necessary in connection with the Merger.

     Indemnification and Insurance. Pursuant to the Merger Agreement, Parent agreed to indemnify and hold harmless all those persons entitled to indemnification from the Company and its subsidiaries as provided in their respective certificates of organization or by-laws (each an "Indemnified Party") against all liabilities arising out of actions or omissions occurring at or prior to the Effective Time. Parent also agreed to advance expenses to any Indemnified Party promptly upon receipt of an undertaking from such party that such expenses will be repaid should it ultimately be determined that such party was not entitled to indemnification. In addition, from and after the Effective Time, directors and officers of the Company who become directors and officers of Parent or any of its subsidiaries will be entitled to indemnification under Parent's or any of its subsidiaries' certificate of incorporation and by-laws, and to all other indemnity rights and protections as are afforded to other directors and officers of Parent or any of its subsidiaries.

     The Merger Agreement also provides that Parent will maintain, for six years after the Effective Time, the Company's existing directors' and officers' liability insurance ("D&O Insurance") covering acts or omissions occurring at or prior to the Effective Time with respect to those persons who are currently covered by the Company's D&O Insurance on terms with respect to coverage and amount no less favorable than the current terms; provided, that Parent may substitute therefor policies of substantially similar coverage and amounts containing terms no less favorable to such former directors or officers;

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

provided, further, that in no event will Parent be required to pay aggregate premiums for this insurance in excess of 200% of the aggregate premiums paid by the Company in 1999 for such purpose.

     Employee Benefit Matters. Pursuant to the Merger Agreement, Parent agreed that individuals who are employed by the Company and its subsidiaries as of the Closing shall remain employees of the Surviving Corporation and its subsidiaries immediately following the Closing, provided that nothing in the Merger Agreement shall limit the ability or right of the Company and its subsidiaries to terminate the employment of any of their respective employees (subject to any rights of any such employee pursuant to any Company Benefit Plan and Other Benefit Plan). Parent also agreed to honor, and agreed to cause the Surviving Corporation to honor, and to make required payments when due under all Company Benefit Plans and all similar types of contracts, agreements, arrangements, policies, plans and commitments identified as "Other Benefit Plans" under to the Merger Agreement provided, that the Company shall have the right at any time to amend or terminate any such Company Benefit Plan or Other Benefit Plan in accordance with its terms.

     Parent further agreed that for purposes of all the Company Benefit Plans, the consummation of the transactions contemplated by the Merger Agreement will constitute a "Change in Control" of the Company (as that term is defined in such Company Benefit Plans). Parent therefore agreed (i) to cause the Company after consummation of the transactions contemplated by the Merger Agreement to pay all amounts provided under such Company Benefit Plans, as a result of a Change in Control of the Company in accordance with their terms, and (ii) to cause the Company to honor all rights, privileges and modifications to or with respect to any such Company Benefit Plans which became effective as a result of such Change in Control.

     Treatment of Options. The Merger Agreement provides that Parent and the Company will take all actions necessary to provide that each outstanding option to purchase Shares (each, a "Company Stock Option" and collectively, the "Company Stock Options") granted under any Company Stock Option Plan which is outstanding immediately prior to the consummation of the Offer, whether or not such Company Stock Option is vested and exercisable immediately prior to the consummation of the Offer, will be canceled, as of the day immediately following the consummation of the Offer, and the holder thereof will be entitled to receive an amount in cash payable at the time of cancellation equal to the excess of (i) the product of (A) the excess, if any, of (x) the Offer Price over
(y) the per share exercise price of such Company Stock Option multiplied by (B) the number of shares of Company Common Stock subject to such Company Stock Option over (ii) any income tax or employment tax withholding required under the Internal Revenue Code of 1986, as amended.

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

     The following table sets forth, with respect to each of the executive officers and each of the directors of the Company, (i) the number of Shares subject to Company Stock Options held by such persons, (ii) the weighted average exercise price of the options held by such persons and (iii) the aggregate value of such options based upon the $44.25 Offer Price (i.e., the total cash value less the exercise price).

                                                                  WEIGHTED AVERAGE
                                                       OPTION      EXERCISE PRICE    AGGREGATE VALUE
NAME(1)(2)                                             SHARES       PER SHARE($)      OF OPTIONS($)
----------                                            ---------   ----------------   ---------------
Warner C. Blow......................................  1,600,000        24.94           30,900,000
J. Brad Sharp.......................................    937,500        29.64           13,696,125
Albert K. Hoover....................................    135,000        26.58            2,386,050
Paul L.H. Olson.....................................    175,000        27.86            2,868,750
Stephen R. Perkins..................................    217,500        29.59            3,189,125
Steven P. Shiflet...................................     85,000        25.62            1,583,350
David R. Dodge......................................    180,000        21.79            4,042,800
Robert E. Cook......................................     50,000        24.00            1,012,500
Honor R. Hill.......................................     50,000        24.00            1,012,500
Sterling L. Williams................................  3,750,000        24.40           74,437,500
Charles J. Wyly, Jr. ...............................    250,000(3)      25.50           4,687,500
Evan A. Wyly........................................         --           --                   --
Sam Wyly............................................    537,500        25.50           10,078,125

---------------

(1) The following individuals are executive officers of the Company: Warner C. Blow, Steven P. Shiflet, Stephen R. Perkins, Albert K. Hoover, J. Brad Sharp, David R. Dodge and Paul L.H. Olson. The following individuals are non-employee directors of the Company: Robert E. Cook, Honor R. Hill, Sterling L. Williams, Charles J. Wyly, Jr., Evan A. Wyly, and Sam Wyly.

(2) All options set forth in the table above had vested prior to the consummation of the Merger Agreement, except that the following individuals held unvested options in the amounts set forth next to their names which were accelerated and vested pursuant to the existing terms of their option agreements with the Company as a result of the transactions contemplated by the Merger Agreement: Warner C. Blow (250,000); J. Brad Sharp (653,750); Albert K. Hoover (60,000), Paul L.H. Olson (75,000), Stephen R. Perkins (111,250), Steven P. Shiflet (35,000), Robert E. Cook (25,000), Honor R. Hill (25,000). David R. Dodge held unvested options (150,000) which will be accelerated upon consummation of the Offer.

(3) Shares held directly by Stargate Ltd., a limited partnership of which Charles J. Wyly, Jr. is the general partner.

     Change in Control Severance Agreements. Each of the Company's executive officers (collectively, the "Executives") are parties to change in control severance agreements. Purchaser has agreed to cause the Company after the consummation of the transactions contemplated by the Merger Agreement to honor all rights and privileges with respect to such change in control severance agreements. Each change in control severance agreement requires the Company to provide an Executive, upon a qualifying termination of employment, with a lump sum amount equal to a multiple of the Executive's annual cash compensation. Each agreement also requires the Company to continue to provide an Executive, for a certain number of months, with the benefits and perquisites that were provided to the Executive prior to the qualifying termination of employment. In the event that an Executive is obligated to pay any amounts in connection with the receipt of such benefits, the Company will be obligated to promptly reimburse the Executive for any amounts paid by the Executive to receive such benefits. The specified multiple and the specified number of months referred to in the immediately preceding sentences are 500% and 60, respectively, in the case of Mr. Blow; 400% and 48, respectively, in the case of Mr. Sharp; 300% and 36, respectively, in the case of Messrs. Hoover, Olson, Perkins and Shiflet; and 200% and 24, respectively, in the case of Mr. Dodge. In addition, the agreements also provide for an Executive to receive a gross-up payment if the Executive becomes subject to excise tax as a result of any payments that the Executive receives under the agreement, or otherwise, which are determined to be "excess parachute payments." It is anticipated that

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

certain of the Executives who are parties to the change in control severance agreements (described above) will enter into amendments to their agreements with Parent and the Company prior to the consummation of the Offer pursuant to which such Executives will waive certain of their rights under their change in control severance agreement in exchange for a lump sum payment in cash. The Company has also entered into a severance agreement with each of the Executives, providing for the continued compensation of such Executive in the event that the Company terminates his employment, with or without cause. In the event of a termination of employment following a change in control of the Company, at the Executive's option, the terms of the change in control severance agreement may govern such termination in lieu of the terms of the severance agreement. It is not anticipated that any of the Executives will elect to receive a payment under their severance agreement.

     The lump sum cash payments upon a qualifying termination of employment to be provided to each of the Executives under the change in control severance agreements are as follows:

Warner C. Blow..........................................   $5,500,000
J. Brad Sharp...........................................   $2,592,000
Albert K. Hoover........................................   $  960,000
Paul L.H. Olson.........................................   $1,416,000
Stephen R. Perkins......................................   $1,341,000
Steven P. Shiflet.......................................   $  996,000
David R. Dodge..........................................   $  790,000

     If the Offer were consummated on March 23, 2000, and each of the Executives were to incur a qualifying termination of employment immediately following that date, the approximate gross-up payments that would be payable to Messrs. Sharp and Dodge (the only Executives expected to be subject to excise tax) is not expected to exceed $4.1 million and $1.3 million, respectively.

     Sterling L. Williams Chairman/Consulting/Severance Agreement. Sterling L. Williams is a party to a Chairman/Consulting/Severance Agreement with the Company (the "Williams Agreement") which provides that, as a result of the filing by the Company of a Form 8-K in connection with the Merger Agreement, Mr. Williams is entitled to terminate the Williams Agreement by giving the Company an acceleration notice. Upon giving such notice, Mr. Williams will be entitled to receive a lump sum payment from the Company, within 90 days following the date of the acceleration notice, in an amount equal to seven times the sum of the annual fee provided in the Williams Agreement and the amount of the highest cash incentive bonus to be paid to Mr. Williams with respect to any Company fiscal year after fiscal year 1996. Effective for fiscal 2000, Mr. Williams' annual fee and bonus level is $880,000 and $330,000 respectively, resulting in an anticipated lump sum cash payment under the Williams Agreement equal to $8,470,000. After receipt of the lump sum payment by Mr. Williams, the Williams Agreement will immediately terminate. In addition, the Williams Agreement also provides for Mr. Williams to receive a gross-up payment if Mr. Williams becomes subject to excise tax as a result of any payments that Mr. Williams receives under the Williams Agreement, or otherwise, being determined to be "excess parachute payments." If the Offer were consummated on March 23, 2000, and Mr. Williams terminates the Williams Agreement by giving the Company an acceleration notice immediately following that date, no gross-up payment would be payable.

     Warner C. Blow SERP Agreement. In connection with its acquisition of Informatics General Corporation in 1985, Sterling Software, Inc. retained the Informatics Supplemental Executive Retirement Plan II ("SERP II"). The Company has adopted the Sterling Commerce, Inc. Supplemental Executive Retirement Plan ("SERP") to assume the obligations of Sterling Software, Inc. under the SERP II with respect to Warner C. Blow. Mr. Blow is the only employee of the Company who participates in the SERP. As of September 30, 1999, Mr. Blow had accrued approximately 25 years of service under the SERP.

     As a result of the filing by the Company of the Form 8-K in connection with the Offer, Mr. Blow's SERP benefit is calculated by giving him credit for additional service equal to the number of months for which he would be entitled to severance benefits upon a termination of employment following the filing by

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

the Company of such Form 8-K. The amount of such severance benefit will be determined by calculating Mr. Blow's base pay and bonus during each year of such service at the rates in effect for 2000. The present value of the SERP benefit as so calculated is payable to Mr. Blow in a single lump sum on the first day of the month following the filing by the Company of such Form 8-K. The estimated value of the increase of Mr. Blow's SERP benefit due to the triggering of the change in control related provisions is $3,908,000. If any portion of the SERP benefit would result in an excess parachute payment subject to excise tax for which no tax gross-up payment is provided under Mr. Blow's change in control severance agreement, an additional payment would be made from the SERP to compensate Mr. Blow for the excise tax imposed on the SERP benefit.

     Deferred Compensation Plan. Employees with annual compensation from the Company which exceeds $140,000, as well as all directors and certain consultants, are eligible to participate in the Company's Deferred Compensation Plan. Participants in the plan may elect to have their deferrals deemed invested in one or more funds available under the plan. All amounts in a participant's account are 100% vested at all times, provided that certain penalties apply to certain unscheduled withdrawals. Participants may defer post-employment payments (including payments pursuant to the change in control severance agreements) under the plan.

     Upon termination of employment, a participant's account balance is paid either in a lump sum payment or in quarterly installments over a certain period as a participant may elect under the terms of the plan. Upon a change in control (including the filing of a Form 8-K in connection with the Merger Agreement), all participants have the right to a distribution of their account balances in a lump sum or in periodic distributions as provided in the plan upon six months notice. If a participant requests payment without six months notice, the participant will forfeit 10% of the amount to be distributed. It is contemplated that the Deferred Compensation Plan will be amended to permit the deferral of option cashout proceeds, up to an aggregate amount not to exceed $100 million, received in connection with the transactions contemplated by the Merger Agreement.

THE STOCKHOLDER AGREEMENT

     As a condition and inducement to Parent's and Purchaser's entering into the Merger Agreement, concurrently with the execution and delivery of the Merger Agreement, on February 18, 2000, Parent, Purchaser and Sterling L. Williams, Warner C. Blow, Charles J. Wyly, Jr. and Sam Wyly (each a "Stockholder" and collectively, the "Stockholders") entered into a Stockholder's Agreement (the "Stockholder Agreement"), pursuant to which the Stockholders agreed to tender to Purchaser all of the approximately 1.3 million Shares beneficially owned by them (the "Subject Shares") plus any Shares which are issued after the date of the Stockholder Agreement upon exercise of Company Stock Options held by them. The covenants and agreements contained in the Stockholder Agreement, and all rights and obligations of the parties thereunder, terminate upon the termination of the Merger Agreement in accordance with its terms. The following summary of the Stockholder Agreement, a copy of which is incorporated by reference as Exhibit
(e)(2) hereto, is qualified in its entirety by reference to the Stockholder Agreement. Capitalized terms used but not defined in the summary below have the meaning set forth in the Stockholder Agreement.

     Agreement to Tender. The Stockholder Agreement provides that, if Parent or Purchaser commences the Offer, each Stockholder will validly tender, or cause to be validly tendered, all of the Shares then beneficially owned by such Stockholder to Parent or Purchaser, as applicable, as soon as practicable (and in any event within five business days) after the commencement of the Offer in accordance with the terms and conditions of the Offer. Each Stockholder further agreed not to withdraw such tendered Shares unless the Offer is terminated by Parent or Purchaser, as applicable. Each Stockholder will be entitled, upon consummation of the Offer, subject to and in accordance with the Offer's terms and conditions, to receive an amount equal to the Offer Price with respect to the tendered Shares.

     Voting Agreement. The Stockholder Agreement provides that each Stockholder, at any meeting of the stockholders of the Company, however called, or in connection with any written consent of the holders of Shares, will vote his Shares, (a) in favor of the approval and adoption of the Merger Agreement, the
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Merger and all the transactions contemplated by the Merger Agreement and the
Stockholder Agreement and any other actions required in furtherance of the Merger Agreement or the Stockholder Agreement; and (b) against any Company Takeover Proposal and any actions in furtherance thereof (collectively, the "Voting Agreement Matters"). In connection therewith, each Stockholder agreed to provide an irrevocable proxy with respect to the Voting Agreement Matters to Parent for the Shares which such Stockholder is entitled to vote at any meeting of stockholders of the Company or consent in lieu of such meeting.

     Covenants. The Stockholder Agreement provides that each Stockholder will immediately cease any discussions or negotiations relating to a Company Takeover Proposal, other than with respect to the Offer and the Merger, with any parties conducted prior to February 18, 2000. Each Stockholder will not, directly or indirectly, and will instruct his representatives not to, directly or indirectly
(i) solicit, initiate or encourage (including by way of furnishing information or assistance), or take any other action to facilitate, any inquiries, any expression of interest or the making of any proposal which constitutes any Company Takeover Proposal or (ii) participate in any discussions or negotiations regarding any Company Takeover Proposal. In addition, until and unless the Stockholder Agreement has been terminated, each Stockholder may not, except as expressly provided for in the Stockholder Agreement, (a) sell, exchange, pledge, encumber or otherwise transfer or dispose of, or agree to sell, exchange, pledge, encumber or otherwise transfer or dispose of, any of his Shares (which for the avoidance of doubt will not include any Company Stock Option), or any interest therein, (b) deposit his Shares into a voting trust or enter into a voting agreement or arrangement with respect to such Shares or grant any proxy with respect thereto or (c) enter into any agreement, arrangement, understanding, or undertaking to do any of the foregoing. In addition, each Stockholder waived any appraisal or other rights to dissent from the Merger to which such Stockholder may have been entitled.

     Share Ownership. The number of Shares (including shares of Common Stock underlying Company Stock Options) subject to the terms and conditions of the Stockholder Agreement owned by each of the Stockholders as of February 22, 2000 is as follows:

NAME                                                         SHARES
----                                                        ---------
Sterling L. Williams.....................................   3,755,776
Warner C. Blow...........................................   1,609,031
Charles J. Wyly, Jr. ....................................     988,366
Sam Wyly.................................................   1,046,172

CONFIDENTIALITY AGREEMENT

     Prior to the execution of the Merger Agreement, Parent and the Company entered into a Confidentiality Agreement, dated as of November 19, 1999 (the "Confidentiality Agreement"), pursuant to which the parties agreed to provide, among other things, for the confidential treatment of their discussions regarding the Offer and the Merger and the exchange of certain confidential information regarding the Company. The following summary of the Confidentiality Agreement, a copy of which is incorporated by reference as Exhibit (e)(9) hereto.

     Pursuant to the terms of the Confidentiality Agreement, Parent has agreed that for a period of one year from the date of the Confidentiality Agreement, without the prior written consent of the Company, neither Parent nor its Representatives (as such term is defined in the Confidentiality Agreement) will, among other things, (i) propose to the Company or its representatives, or propose to or discuss with any other person, or make any public disclosure concerning, any transaction between Parent and the Company or its security holders or involving any of its securities or security holders and (ii) acquire or seek to acquire, or advise any other person to acquire, directly or indirectly, control of the Company or the Company Board or any securities, business or assets of the Company or any of its subsidiaries.

     In addition, Parent agreed that for a period of two years from the date of the Confidentiality Agreement, without the prior written consent of the Company,
(i) neither Parent nor its Representatives who have knowledge of the Merger Agreement, the Merger, the Offer or the other transactions contemplated thereby, will, directly or indirectly, solicit for employment in any capacity any employee of the Company or any of its subsidiaries and (ii) Parent or its Representatives will not, directly or indirectly, employ in any such capacity any employee of the Company or any of its subsidiaries with whom Parent or its Representatives has had contact or who became known to Parent during its evaluations of or discussions with the Company.

     Parent also agreed that it and its Representatives will not contact any employee, customer, competitor, supplier or joint venturer of the Company or its subsidiaries in connection with Parent's evaluation of the Company without the prior written approval of the Company.

     The Company agreed not to, directly or indirectly, employ in any capacity any employee of Parent or its subsidiaries with whom the Company has had contact or who became known to the Company during Parent's evaluation of or discussions with the Company for a period of two years from the date of the Confidentiality Agreement without the prior written consent of Parent.

ITEM 4.  SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Company Board. At a meeting held on February 18, 2000, the Company Board, by unanimous vote of all directors, approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and determined that the terms of the Offer and the Merger are advisable and are fair to and in the best interests of the Company and its stockholders.

     The Company Board recommends that stockholders accept the Offer and tender their Shares pursuant to the Offer. A letter to the Company's stockholders communicating the Company Board's recommendation is filed herewith as Exhibit
(a)(3) and is incorporated herein by reference.

     (b) Background; Reasons for the Company Board's Recommendation.

Background

     Beginning in August, 1999, senior management of the Company, in consultation with the Executive Committee of the Company Board, began to explore and analyze the Company's strategic alternatives in order to maximize stockholder value. Among other things, the Company's senior management explored and analyzed the following: (i) remaining as a stand-alone company and operating in accordance with the status quo, (ii) remaining as a stand-alone company, but varying certain aspects of the Company's basic business model or capital structure, (iii) a break-up, spin-off or split-up of the Company into multiple companies, and (iv) a possible sale of all or part of the Company. After considering each of these alternatives, the Company Board concluded that a combination of the Company with another large company in the telecommunications, technology or systems integration business sectors was likely to result in the greatest stockholder value and involve the least amount of execution risk.

     As a result, the Company engaged financial advisors, Goldman, Sachs & Co. ("Goldman"), to perform analyses of various alternatives reviewed by management and to represent the Company in the event a transaction or series of transactions were to occur. Goldman completed these analyses, which included extensive discussions with the Company's management.

     The Company's management, with the assistance of its financial advisors, then identified a number of third parties in the telecommunications, technology or systems integration business sectors as well as certain financial investors who might have an interest in engaging in a business combination transaction with the Company.

     Commencing in October, 1999, representatives of Goldman contacted a number of third parties in an effort to ascertain on a preliminary basis their level of interest in engaging in a business combination transaction with the Company. The Company entered into confidentiality agreements with and furnished information to numerous parties which expressed interest in acquiring the Company throughout the period from October, 1999 to early February, 2000. During this time, the Company's management and representatives of Goldman held various meetings and discussions with interested parties regarding the

Company's operations and the terms for a possible transaction. Following a review of the outcome of this process and after reviewing the status of the third-party discussions with members of the Company Board, on February 13, 2000, Goldman notified Parent of the Company's desire to pursue further negotiations with Parent concerning its offer to acquire the Company for $44.25 per Share.

     Beginning on February 14, 2000 representatives of the Company and the Company's outside counsel, Skadden, Arps, Slate, Meagher & Flom LLP ("Skadden, Arps"), and Parent and Parent's outside counsel, Weil, Gotshal & Manges LLP, met together and separately to negotiate the Merger Agreement. As a condition to entering into the Merger Agreement, Parent requested that certain officers and directors of the Company enter into a stockholder's agreement, whereby each such person would agree to tender their Shares in the Offer, and to vote such shares in favor of the Merger and against any competing transaction. In addition, during the week of February 14, 2000, Parent discussed the future terms of employment for certain key employees of the Company with such employees.

     The Company Board held a special meeting on February 18, 2000 to discuss the proposed transaction with Parent and the terms of the Merger Agreement. Messrs. Williams and Blow, with assistance from representatives of Goldman, reviewed the proposed transaction and the prospects for the Company on a stand-alone basis. In addition, Goldman made a detailed financial presentation and orally delivered its opinion, which it subsequently confirmed in writing, to the effect that, as of that date and based upon and subject to the matters described therein, the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger is fair from a financial point of view to such stockholders. In addition, representatives of Skadden, Arps summarized the terms and conditions of the Merger Agreement and the Stockholder Agreement, and discussed the directors' fiduciary duties under Delaware law.

     After discussion and consideration of the factors and reasons described below under "-- Reasons for the Company Board's Recommendation," the Company Board unanimously determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to and in the best interests of the Company's stockholders, unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and unanimously recommended that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

     Following the meeting of the Company Board, on February 18, 2000, the Company and Parent executed the Merger Agreement, and Parent, Purchaser and the Stockholders executed the Stockholder Agreement.

     On February 25, 2000, Parent commenced the Offer.

Reasons for the Company Board's Recommendation.

     In approving the Offer, the Merger, the Merger Agreement and the transactions contemplated thereby and recommending that all holders of Shares accept the Offer and tender their Shares pursuant to the Offer, the Company Board considered a number of factors, including:

     Financial Condition and Prospects of the Company. The Company Board considered the financial condition, results of operations, business and prospects of the Company if it were to remain independent. The Company Board discussed the Company's current strategic plans, including the risks associated with achieving and executing upon the Company's business plans, as well as the competitive environment in which the Company operates. The Company Board also discussed its belief that the Shares have historically been undervalued, making it more expensive and difficult to complete acquisitions and to attract and retain employees key to the long term success of the Company.

     Historical Stock Price Performance. The Company Board reviewed the historical stock price performance of the Company and noted that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger would represent a premium of approximately 36% over the closing price of the Shares on the New York Stock Exchange (the "NYSE") on February 16, 2000,

40% over the 10-day average closing price, 50% over the one-month average closing price, and 46% over the six-month average closing price, in each case prior to February 16, 2000.

     Goldman Presentation. The Company Board took into account the presentations and advice of Goldman with respect to the financial terms of the Offer and the Merger and the opinion of Goldman to the effect that, as of February 18, 2000, and subject to the matters set out in such opinion, the consideration to be received by the holders of Shares pursuant to the Offer and the Merger is fair from a financial point of view to such holders. A copy of Goldman's opinion is included as Schedule II to this Schedule 14D-9 and is incorporated herein by reference. Holders of Shares should read Goldman's opinion in its entirety for a description of procedures followed, assumptions and qualifications made, matters considered and limitations on the review undertaken by Goldman.

     Terms and Conditions of the Offer and the Merger. The Company Board considered the terms and conditions of the Merger Agreement as well as the terms of the Stockholder Agreement. The Company Board noted that the transaction was being structured as a cash tender offer for all Shares, and it would permit all holders of Shares to participate on the same basis. The Company Board noted the limited conditions to Parent's obligations to consummate the Offer, including the consents and approvals required to consummate the Offer and the Merger, such as regulatory clearance under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and foreign antitrust laws, and the favorable prospects for receiving such consents and approvals.

     Other Potential Transactions. The Company Board also considered the information provided by Goldman concerning the auction process that had been conducted on behalf of the Company by Goldman since September 1999, including information regarding discussions and meetings held by Goldman and the Company's management with other potential acquirors of the Company. The Company Board noted that none of those discussions had resulted in proposals to acquire the Company that were more favorable to the Company and its stockholders than the Offer and the Merger. The Company Board also noted that the Merger Agreement would permit the Company to terminate the Merger to accept an unsolicited superior proposal from a third party (subject to payment of the $125,000,000 termination fee).

     The Company Board did not quantify or otherwise assign relative weights to the foregoing factors or determine that any factor was of particular importance. Rather, the Company Board viewed its position and recommendations as being based on the totality of the information presented to and considered by the Company Board. In addition, individual members of the Company Board may have given different weights to different factors.

     The foregoing discussion of the information and factors considered and given weight by the Company Board is not intended to be exhaustive but is believed to include all material factors considered by the Company Board.

     (c) Intent to Tender.

     To the Company's knowledge, after reasonable inquiry, the Company believes that all executive officers and directors of the Company intend to tender all Shares held of record or beneficially owned by them (other than Company Stock Options) pursuant to the Offer.

ITEM 5.  PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     The Company engaged Goldman pursuant to the terms of a letter agreement, dated as of October 4, 1999 (the "Goldman Engagement Letter"), to assist the Company as its financial advisor in connection with the possible sale of all or a portion of the Company (a "Transaction").

     Pursuant to the terms of the Goldman Engagement Letter, the Company agreed to pay Goldman (i) a cash fee of $250,000, payable upon signing of the Goldman Engagement Letter (such fee to be applied against any transaction fee which may become payable to Goldman pursuant to the Goldman Engagement Letter), and (ii) a transaction fee of 0.50% of the aggregate consideration paid in connection with the Offer and the Merger (including amounts paid to holders of options, warrants and convertible securities), plus the principal amount of all indebtedness for borrowed money of the Company outstanding, as set forth in the most recent consolidated balance sheet of the Company prior to consummation of the Offer. The fee payable by the Company to Goldman in connection with the Offer and the Merger would equal approximately $19.4 million.

     The Company has also agreed to reimburse Goldman for reasonable out-of-pocket expenses, including the reasonable fees and disbursements of its attorneys, and to indemnify Goldman and related parties against certain liabilities arising out of or in connection with or as a result of Goldman's engagement, including liabilities under the federal securities laws.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     Except as set forth in herein, to the Company's knowledge, no transactions in the Shares, other than ordinary course purchases under the Company's Savings and Security Plan, have been effected during the past 60 days by the Company or any of its executive officers, directors, affiliates or subsidiaries. On December 15, 1999 Paul L.H. Olson gifted a total of 785 Shares to various family members.

ITEM 7.  PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (a) Except as set forth in this Schedule 14D-9, no negotiations are being undertaken or are underway by the Company in response to the Offer which relate to a tender offer or other acquisition of the Company's securities by the Company, any subsidiary of the Company or any other person.

     (b) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in:
(i) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company; or (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

     (c) Except as set forth in this Schedule 14D-9, there are no transactions, Company Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Items 7(a) or 7(b) above.

ITEM 8.  ADDITIONAL INFORMATION.

     (a) The Information Statement attached as Schedule I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Company Board other than at a meeting of the Company's stockholders.

     (b) On February 18, 2000, the Rights Agreement, dated as of December 18, 1996 (the "Rights Agreement"), by and between the Company and BankBoston N.A., a national banking association formerly known as The First National Bank of Boston, as Rights Agent, was amended (the "Amendment to Rights Agreement") in order to, among other things, (i) prevent each of Parent and Purchaser from becoming an Acquiring Person (as defined in the Rights Agreement); (ii) prevent a Distribution Date, Flip-in Event, Flip-over Event, Share Acquisition date or Triggering Event (each as defined in the Rights Agreement) from occurring, in each case as a result of (A) the execution of the Merger Agreement, (B) the public or other announcement of the Merger, (C) the public or other announcement of the Offer, (D) the commencement of the Offer, (E) the consummation of the Offer, (F) the consummation of the Merger, or (G) the consummation of any other transaction contemplated by the Merger Agreement or the Stockholder Agreement. A copy of the Amendment to Rights Agreement is attached hereto as Exhibit (e)(3) and is incorporated herein by reference.

     (c) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

ITEM 9.  EXHIBITS.

         (a)(l)          Purchaser's Offer to Purchase, dated February 25, 2000
                         (incorporated herein by reference to Exhibit (a)(1)(A) to
                         the Schedule TO filed with the Securities and Exchange
                         Commission (the "SEC") on February 25, 2000).
         (a)(2)          Letter of Transmittal (incorporated herein by reference to
                         Exhibit (a)(1)(B) to the Schedule TO).
        *(a)(3)          Form of Letter to Stockholders, dated February 25, 2000.
        *(a)(4)          Opinion of Goldman Sachs & Co., dated February 18, 2000,
                         included as Schedule II.
         (e)(1)          Agreement and Plan of Merger, dated as of February 18, 2000, by and among Parent, Purchaser and the Company (incorporated by reference to Exhibit (d)(1) to the Schedule TO).
         (e)(2)          Stockholder's Agreement, dated as of February 18, 2000 among
                         Parent, Purchaser and the stockholders named in the
                         signature pages thereto (incorporated by reference to
                         Exhibit (d)(2) to the Schedule TO).
         (e)(3)          Amendment, effective as of February 18, 2000, to the Rights
                         Agreement, dated as of December 18, 1996 by and between the
                         Company and BankBoston N.A., a national banking association formerly known as The First National Bank of Boston, as
                         Rights Agent.
         (e)(4)          Sterling Commerce, Inc. Supplemental Executive Retirement
                         Plan (incorporated by reference to Exhibit 10.11 to the
                         Company's Annual Report on Form 10-K filed with the SEC on
                         November 19, 1998).
         (e)(5)          Chairman/Consulting/Severance Agreement, dated May 31, 1998 between the Company and Sterling L. Williams (incorporated by reference to Exhibit 10.8.1 to the Company's Annual
                         Report on Form 10-K filed with the SEC on November 18,
                         1997).
         (e)(6)          Sterling Commerce, Inc. Amended and Restated Deferred
                         Compensation Plan.
         (e)(7)          Form of Change in Control Severance Agreement between the
                         Company and each of Warner C. Blow, J. Brad Sharp, Paul L.H.
                         Olson, Stephen R. Perkins, Steven P. Shiflet, Albert K.
                         Hoover and David R. Dodge (incorporated by reference to
                         Exhibit 10.9.1 to the Company's Quarterly Report on Form
                         10-Q filed with the SEC on May 13, 1996).
         (e)(8)          Form of Amendment to Change in Control Severance Agreement
                         between the Company and each of Warner C. Blow, J. Brad
                         Sharp, Paul L.H. Olson, Stephen R. Perkins, Steven P.
                         Shiflet, Albert K. Hoover and David R. Dodge (incorporated by reference to Exhibit 10.9.2 to the Company's Annual
                         Report on Form 10-K filed with the SEC on December 21,
                         1999).
         (e)(9)          Confidentiality Agreement, dated November 19, 1999, by and between Parent and the Company (incorporated by reference to
                         Exhibit (d)(3) to the Schedule TO).
           (g)           Not applicable.

---------------
* Included in copy mailed to stockholders.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule 14D-9 is true, complete and correct.

                                            STERLING COMMERCE, INC.

                                            By: /s/ Albert K. Hoover
                                              ----------------------------------
                                                Albert K. Hoover
                                                Executive Vice President,
                                                General Counsel and Secretary

Date: February 25, 2000

                                                                      SCHEDULE I

                            STERLING COMMERCE, INC.
                         300 Crescent Court, Suite 1200
                              Dallas, Texas 75201

                       INFORMATION STATEMENT PURSUANT TO
                        SECTION 14(f) OF THE SECURITIES
                 EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

     This Information Statement is being mailed on or about February 25, 2000 as a part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Sterling Commerce, Inc. (the "Company") to the holders of record of shares of common stock, par value $.01 per share, of the Company (the "Shares") at the close of business on or about February 18, 2000. It is being furnished in connection with an Agreement and Plan of Merger dated as of February 18, 2000, by and among SBC Communications Inc., a Delaware corporation ("Parent"), SBC Silver, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent ("Purchaser"), and the Company (the "Merger Agreement") in accordance with the terms and subject to the conditions of which (i) Purchaser, on behalf of Parent, will commence a tender offer (the "Offer") to purchase all outstanding Shares, including the associated preferred stock purchase rights, at a price of $44.25 per Share in cash (the "Offer Price") and (ii) following consummation of the Offer, Purchaser will be merged with and into the Company (the "Merger"). As a result of the Offer and the Merger, the Company will become a wholly-owned subsidiary of Parent.

     The Merger Agreement provides that, upon the consummation of the Offer, the Company shall cause Parent's designees to be elected to the Board of Directors of the Company (the "Company Board") under the circumstances described in the Merger Agreement. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 thereunder. See "Parent Designees."

     You are urged to read this Information Statement carefully. You are not, however, required to take any action. Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     Purchaser commenced the Offer on February 25, 2000. The Offer is scheduled to expire at 12:00 midnight, New York City time, on Thursday, March 23, 2000, unless the Offer is extended.

     The information contained in this Information Statement concerning Purchaser and Parent has been furnished to the Company by Purchaser and Parent, and the Company assumes no responsibility for the accuracy or completeness of such information.

PARENT DESIGNEES

     Effective upon the consummation of the Offer by Purchaser, Parent will be entitled to designate the number of directors, rounded up to the next whole number, on the Company Board that equals the product of (i) the total number of directors on the Company Board (giving effect to the election of any additional directors pursuant to this provision) and (ii) the percentage that the number of Shares accepted for payment by Parent or Purchaser bears to the total number of Shares then outstanding, and the Company shall cause Parent's designees to be elected or appointed to the Company Board, including, without limitation, increasing the size of the Company Board, or securing resignations of incumbent directors, or both; provided that, prior to the effective time of the Merger (the "Effective Time"), two members (each, an "Original Director") who were directors of the Company on February 18, 2000, shall remain as directors of the Company until the Effective Time. If the number of Original Directors is reduced to less than two for any reason prior to the Effective Time, the remaining and departing Original Directors shall be entitled to designate a person to fill the vacancy.

     Parent has informed the Company that it will choose its designees to the Company Board from the directors and executive officers of Parent and/or Purchaser listed in Schedule I to the Offer to Purchase, a copy of which is being mailed to the Company's stockholders together with the Schedule 14D-9. Parent has informed the Company that each of the directors and executive officers listed in Schedule I to the Offer to Purchase has consented to act as a director of the Company, if so designated. The information in the Offer to Purchase is incorporated herein by reference. The address of each such person is set forth in such Offer to Purchase.

     It is expected that Parent designees may assume office following consummation of the Offer, which cannot be earlier than March 23, 2000.

CERTAIN INFORMATION CONCERNING THE COMPANY

     As of February 22, 2000, the Company had 80,062,062 shares issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each Share being entitled to one vote.

                 INFORMATION CONCERNING DIRECTORS AND EXECUTIVE
                            OFFICERS OF THE COMPANY

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

     The Company's Certificate of Incorporation provides for a board of directors ("Company Board") divided into three classes, as nearly equal in number as possible, with the term of office of one class expiring each year at the Company's annual meeting of stockholders. Each class of directors is elected for a term of three years except in the case of elections to fill vacancies or newly created directorships.

     The following list sets forth the name and present principal occupation or employment, and material occupations, positions, offices or employments for the past five years, of each director and executive officer of the Company. Unless otherwise indicated, each such person is a citizen of the United States and the business address of such person is c/o the Company, 300 Crescent Court, Suite 1200, Dallas, Texas 75201.

     Warner C. Blow, age 62. Mr. Blow has served as Chief Executive Officer and a director of the Company since October 1996. From December 1995 until October 1999, Mr. Blow also served as President of the Company and, from December 1995 until October 1996, Chief Operating Officer of the Company. Prior to December 1995, Mr. Blow served as President of the Electronic Commerce Group (the predecessor of the Company) of Sterling Software, Inc. ("Sterling Software") from July 1993 and as an Executive Vice President of Sterling Software from October 1989.

     Robert E. Cook, age 58. Mr. Cook has served as a director of the Company since March 1996. Prior to July 1993, Mr. Cook served as a Chairman and a director of Systems Center, Inc., a computer software company that was acquired by Sterling Software in July 1993. Mr. Cook currently also serves as a director of Web Methods, Inc., a provider of Internet-oriented products. Mr. Cook served as Chairman of the Board of Roadshow International, Inc., a privately held provider of computer-based routing solutions for private fleet operations, until October 1997, when it was sold. Mr. Cook is also an officer of Pitchfork Development, Inc., a privately held, Utah-based, real estate development company. Mr. Cook is a managing director of Royal Wulff Ventures, LLP, a venture capital company. Mr. Cook is the Chairman of the Audit Committee and a member of the Special Stock Option Committee of the Company Board.

     Honor R. Hill, age 58. Mrs. Hill has served as a director of the Company since March 1996. She has been a listed Christian Science practitioner since 1986 and a Christian Science lecturer since 1994. Mrs. Hill, who has an honors degree in English from the University of Calgary in Alberta, served on the Board of Trustees of the Christian Science Publishing Society, the publications of which include the Christian Science Monitor, during its 1993-1994 term. Mrs. Hill is a member of the Audit Committee and the Special Stock Option Committee of the Company Board.

     Sterling L. Williams, age 56. Mr. Williams has served as Chairman of the Company Board since December 1995 and served as Chief Executive Officer of the Company from December 1995 until October 1996. Mr. Williams co-founded Sterling Software in 1981, and since such time has served as President, Chief Executive Officer and a director of Sterling Software. Mr. Williams is a member of the Executive Committee, the 1996 Stock Option Committee and the 1999 Stock Option Committee of the Company Board.

     Charles J. Wyly, Jr., age 66. Mr. Wyly has served as a director of the Company since December 1995. Mr. Wyly co-founded Sterling Software in 1981 and since such time has served as a director, and as Vice Chairman of Sterling Software since 1984. He served as an officer and director of University Computing Company, a computer software and services company, from 1964 to 1975, including President from 1969 to 1973. Mr. Wyly and his brother, Sam Wyly, also a director of the Company, founded Earth Resources Company, an oil refining and silver mining company, and Charles J. Wyly, Jr. served as its Chairman of the Company Board from 1968 to 1980. Mr. Wyly served as Vice Chairman of the Bonanza Steakhouse chain from 1967 to 1989. Mr. Wyly currently serves as Vice Chairman of Michaels Stores and as a director of Scottish Annuity Life & Holdings, Ltd, a variable life insurance and reinsurance company. Mr. Wyly is a member of the Executive Committee, the 1996 Stock Option Committee and the 1999 Stock Option Committee of the Company Board.

     Evan A. Wyly, age 38. Mr. Wyly has served as a director of the Company since December 1995. He has been a Managing Partner of Maverick Capital, Ltd., an investment fund management company, since 1991. In 1988 Mr. Wyly founded Premier Partners Incorporated, a private investment firm, and served as its President prior to joining Maverick Capital, Ltd. Mr. Wyly also currently serves as a director of Sterling Software and as a director of Michaels Stores Inc., a specialty retailer ("Michaels Stores").

     Sam Wyly, age 65. Mr. Wyly has served as a director of the Company since December 1995. He also serves as Chairman of the Executive and 1996 and 1999 Stock Option Committees of the Company Board. Mr. Wyly co-founded Sterling Software in 1981 and since such time has served as Chairman of the Board of Sterling Software. Companies founded by Mr. Wyly were among the forerunners of the computer software and electronic commerce industries and the Internet. In 1963, he founded University Computing Company, which became one of the largest computer service and software companies. His data transmission company, Datran, Inc., was one of the pioneering telecommunications ventures that broke up the telephone monopoly. Mr. Wyly currently serves as Chairman of the Board of Sterling Software, Chairman of the Board of Michaels Stores and Chairman of the Board of Scottish Annuity and Life Holdings, Ltd., and is Founding Partner of the General Partner of Maverick Capital, Ltd. Mr. Wyly is the father of Evan Wyly, also a director of the Company.

     J. Brad Sharp, age 42. Mr. Sharp has served as President and Chief Operating Officer of the Company since October 1999. Prior to October 1999, Mr. Sharp served as Executive Vice President of the Company since November 1997, and also as Chief Operating Officer since October 1998. From December 1995 until November 1997, Mr. Sharp served as Senior Vice President of the Company and as President of the Company's Interchange Software Group. Prior to March 1996, Mr. Sharp served as President of the Interchange Software Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from August 1992.

     Albert K. Hoover, age 40. Mr. Hoover has served as Executive Vice President of the Company since October 1999, General Counsel of the Company since June 1997 and as Secretary since June 1998. From June 1997 until October 1999, Mr. Hoover served as Senior Vice President of the Company. From December 1995 until June 1997, Mr. Hoover served as Vice President, Legal of the Company. Prior to March 1996, Mr. Hoover also served as a Vice President of Sterling Software from May 1994 and as Assistant General Counsel of Sterling Software from June 1990.

     Steven P. Shiflet, age 52. Mr. Shiflet has served as Senior Vice President and Chief Financial Officer of the Company since January 1997. From December 1995 until January 1997, Mr. Shiflet served as Vice President, Finance of the Company. Prior to March 1996, Mr. Shiflet served as Group Vice President,

Finance and Administration of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from 1986.

     Paul L. H. Olson, age 49. Mr. Olson has served as Executive Vice President of the Company since November 1997 and as President of the Company's Commerce Group since December 1995. From December 1995 until November 1997, Mr. Olson served as Senior Vice President of the Company. Prior to March 1996, Mr. Olson served as President of the Commerce Services Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from August 1992.

     Stephen R. Perkins, age 55. Mr. Perkins has served as Executive Vice President of the Company since November 1997 and as President of the Company's Communications Software Group since December 1995. From December 1995 until November 1997, Mr. Perkins served as Senior Vice President of the Company. Prior to March 1996, Mr. Perkins served as President of the Communications Software Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from July 1993.

     David R. Dodge, age 52. Mr. Dodge has served as Senior Vice President of the Company and President of the Company's Interchange Software Group since July 1999. From October 1995 until July 1999, Mr. Dodge served as Senior Vice President of Global Sales for the Commerce Services Group. Prior to October 1995, Mr. Dodge served as Vice President, Sales for the Commerce Services Division of Sterling Software's Electronic Commerce Group (the predecessor of the Company) from February 1986.

MEETINGS AND COMMITTEES OF THE BOARD OF DIRECTORS

     General. The business of the Company is managed under the direction of the Company Board. The Company Board meets on a regularly scheduled basis during the Company's fiscal year to review significant developments affecting the Company and to act on matters requiring Company Board approval. It also holds special meetings when an important matter requires Company Board action between scheduled meetings. The Company Board met or acted by unanimous written consent twelve times during the fiscal year ended September 30, 1999 (the "1999 Fiscal Year"). In accordance with the rules of the New York Stock Exchange, Honor R. Hill and Robert E. Cook are independent directors. During the 1999 Fiscal Year, each member of the Company Board participated in at least 75% of all Company Board and applicable committees meetings held during the period for which he or she was a director.

     The Company Board has established Executive, Audit and Option Committees to devote attention to specific subjects and to assist the Company Board in the discharge of its responsibilities. The functions of those committees, their current members and the number of meetings held during the 1999 Fiscal Year are set forth below.

     Executive Committee. The Executive Committee is empowered to act on any matter except those matters specifically reserved to the full Company Board by applicable law. The Executive Committee was responsible for determining executive compensation for the 1999 Fiscal Year, except for decisions relating to grants of stock options under the Company's Amended and Restated 1996 Stock Option Plan (the "1996 Stock Option Plan") and the Company's 1999 Stock Option Plan (the "1999 Stock Option Plan" and, together with the 1996 Stock Option Plan, the "Option Plans"). Sam Wyly (Chairman), Charles J. Wyly, Jr. and Sterling L. Williams are the current members of the Executive Committee. The Executive Committee met or acted by unanimous written consent five times during the 1999 Fiscal Year.

     Audit Committee. The Audit Committee recommends to the Company Board the appointment of the firm selected to serve as independent auditors of the Company and its subsidiaries and monitors the performance of such firm; reviews and approves the scope of the annual audit and evaluates with the independent auditors the Company's annual audit and annual consolidated financial statements; reviews with management the status of internal accounting controls; evaluates issues having a potential financial impact on the Company that may be brought to its attention by management, the independent auditors or the Company Board; and evaluates public financial reporting documents of the Company. Robert
E. Cook (Chairman) and Honor R. Hill are the current members of the Audit Committee. The Audit Committee met four times during the 1999 Fiscal Year.

     Option Committees. The 1996 Stock Option Committee, the 1999 Stock Option Committee and the Special Stock Option Committee (collectively, the "Option Committees") administer the Option Plans. In this capacity, the Option Committees have the authority, subject to certain restrictions set forth in the Option Plans, to determine from time to time the individuals to whom options are granted under the Option Plans, the number of shares covered by each option grant, the time or times at which options become exercisable and other terms and conditions of such options. Although each of the Option Committees has the authority under the Option Plans to make grants of options to any eligible participant, it is anticipated that the 1996 Stock Option Committee and the 1999 Stock Option Committee will make grants to those participants who are neither executive officers nor directors of the Company and the Special Stock Option Committee will make grants to those participants who are executive officers of the Company or members of the Company Board. Sam Wyly, Charles J. Wyly, Jr. and Sterling L. Williams are the current members of the Stock Option Committee. Honor R. Hill and Robert E. Cook are the current members of the Special Stock Option Committee. The 1996 Stock Option Committee met or acted by unanimous written consent four times during the 1999 Fiscal Year. The 1999 Stock Option Committee met or acted by unanimous written consent six times during fiscal 1999. The Special Stock Option Committee met or acted by unanimous written consent two times during fiscal 1999.

     Other. The Company does not have a nominating or compensation committee. The functions customarily attributable to a nominating committee are performed by the Company Board as a whole, and the functions customarily attributable to a compensation committee generally are performed by the Executive Committee and the Option Committees.

DIRECTOR COMPENSATION

     Each director of the Company who is not also an employee of the Company or any of its subsidiaries (other than Mr. Williams) receives an annual fee of $30,000, plus $3,000 for each meeting of the Company Board or a committee thereof that he or she attends during the fiscal year. All directors are reimbursed for their out-of-pocket expenses incurred in connection with attendance at meetings of the Company Board and Company Board committees and other activities relating thereto. Directors are also eligible to receive discretionary grants of options to purchase shares of Common Stock under the terms of the 1996 Stock Option Plan. However, no such grants were made to directors during fiscal 1999.

                         SECURITY OWNERSHIP OF CERTAIN
                        BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information with respect to the beneficial ownership of Shares by each director of the Company, each Named Executive Officer (as defined below), the directors and executive officers of the Company as a group and each person or entity known by the Company to own 5% or more of the Shares. Unless otherwise indicated, each person or entity listed below has sole voting and investment power with respect to such Shares.

                                                                  SHARES OF COMMON STOCK
                                                                   OWNED BENEFICIALLY(1)
                                                              -------------------------------
NAME                                                           NUMBER        PERCENT OF CLASS
----                                                          ---------      ----------------
Sterling L. Williams........................................  3,755,776(2)         4.69%
Warner C. Blow..............................................  1,609,031(3)         2.01%
J. Brad Sharp...............................................    939,666(4)         1.17%
Paul L.H. Olson.............................................    179,572(5)            *
Stephen R. Perkins..........................................    219,294(6)            *
Steven P. Shiflet...........................................     88,084(7)            *
Sam Wyly....................................................  1,046,172(8)         1.31%
Charles J. Wyly, Jr. .......................................    988,366(9)         1.23%
Evan A. Wyly................................................     60,000(10)           *
Robert E. Cook..............................................     60,000(11)           *
Honor R. Hill...............................................     50,000(12)           *
All executive officers and directors as a group (13
  persons)..................................................  9,182,748(13)       11.47%
AXA Counseil Vie Assurance Mutuelle and related entities,
  AXA and The Equitable Companies Incorporated and related
  entities..................................................  9,860,394(14)       12.32%

---------------

  *  Less than 1%.

 (1) The number of Shares shown includes outstanding Shares owned by the person indicated on February 22, 2000 and shares underlying options owned by such person on February 22, 2000 that were exercisable within 60 days of such date. Persons holding shares of Common Stock pursuant to the Company's Savings and Security Plan (the "Savings Plan") generally have sole voting power, but not investment power, with respect to such shares.

 (2) Includes 3,750,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan.

 (3) Includes 1,600,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan and 4,031 shares held pursuant to the Savings Plan.

 (4) Includes 937,500 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan and 2,166 shares held pursuant to the Savings Plan.

 (5) Includes 175,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan. Also includes 2,090 shares held pursuant to the Savings Plan and 348 shares held by a revocable trust of which Mr. Olson's spouse is the sole beneficiary and trustee.

 (6) Includes 217,500 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan and 794 shares held pursuant to the Savings Plan.

 (7) Includes 85,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan and 3,084 shares held pursuant to the Savings Plan.

 (8) Includes 537,500 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan, 75,000 of which are currently held of record by a marital trust of which Sam Wyly's spouse is the trustee. Also includes 286,327 shares owned by family trusts of which Sam Wyly is trustee; 220,753 shares held of record by a limited partnership of which Sam Wyly is a general partner; and 1,592 shares held of record by Mr. Wyly's spouse.

 (9) Includes 250,000 shares that may be acquired by Stargate Ltd., a limited partnership of which Charles J. Wyly, Jr. is the general partner, upon exercise of options granted under the 1996 Stock Option Plan. Also includes 503,477 shares owned by family trusts of which Charles J. Wyly, Jr. is trustee and 234,919 shares held of record by Stargate, Ltd.

(10) Shares held of record by a family limited partnership of which Evan A. Wyly is general partner.

(11) Includes 50,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan.

(12) Shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan.

(13) Includes 180,000 shares that may be acquired upon exercise of options granted under the 1996 Stock Option Plan and 5,115 shares held pursuant to the Savings Plan by executive officers of the Company not named in the table above.

(14) Based on a Schedule 13G/A filed on February 14, 2000 by (i) AXA Counseil Vie Assurance Mutuelle (formerly Alpha Assurances Vie Mutuelle), AXA Assurances I.A.R.D. Mutuelle, AXA Assurances Vie Mutuelle and AXA Courtage Assurance Mutuelle, as a group, (ii) AXA (formerly AXA-UAP) and (iii) The Equitable Companies Incorporated. It was reported that The Equitable Life Assurance Society of the United States, Alliance Capital Management L.P. and Donaldson, Lufkin & Jenrette Securities Corporation, each of which is a subsidiary of The Equitable Companies Incorporated, are deemed in the aggregate to have sole voting power with respect to 1,130,941 shares, shared voting power with respect to 8,587,565 shares, sole dispositive power with respect to 9,820,086 shares and shared dispositive power with respect to 10,308 shares. The address of AXA Conseil Vie Assurances Mutuelle is 100-101 Terrasse Boieldieu, 92042 Paris La Defense, France; the address of AXA Assurances I.A.R.D. Mutuelle and AXA Assurances Vie Mutuelle is 21, rue de Chateaudun, 75009 Paris, France; the address of AXA Courtage Assurance Mutuelle is 26, rue Louis le Grand, 75002 Paris, France; the address of AXA is 9 Place Vendome, 75001 Paris, France; and the address of The Equitable Companies Incorporated is 1290 Avenue of the Americas, New York, New York 10104. The information regarding beneficial ownership of Shares by this group is included in reliance upon reports filed with the SEC by such parties, except that the percentage of Shares beneficially owned is based upon the Company's calculations made in reliance upon the number of Shares reported to be beneficially owned by such parties in such report and the number of Shares outstanding on February 18, 2000.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

     The following table sets forth certain information regarding compensation paid or accrued for services rendered to the Company and its subsidiaries during each of the Company's last three fiscal years to (i) the Chief Executive Officer and (ii) each of the Company's four other most highly compensated executive officers based on salary and bonus earned during the Company's fiscal year ended September 30, 1999 (collectively (i) and (ii), the "Named Executive Officers").

                                             ANNUAL COMPENSATION                       LONG-TERM
                                ----------------------------------------------    COMPENSATION AWARDS
                                FISCAL                          OTHER ANNUAL     SECURITIES UNDERLYING    ALL OTHER
NAME AND PRINCIPAL POSITION      YEAR     SALARY    BONUS(1)   COMPENSATION(2)        OPTIONS(3)         COMPENSATION
---------------------------     ------   --------   --------   ---------------   ---------------------   ------------
Warner C. Blow................   1999    $700,000   $300,000      $265,693(4)                  0           $13,838(5)
  Chief Executive Officer        1998     662,500   300,000        154,117                     0            12,522
                                 1997     550,000   250,000        158,483             1,000,000            14,382
J. Brad Sharp.................   1999     366,000   167,000         17,985(7)                  0             6,191(8)
  President and Chief            1998     244,000   147,994          4,255                     0             6,191
  Operating Officer(6)           1997     228,000   112,143          3,598               215,000             5,396
Paul L.H. Olson...............   1999     292,000   149,605         20,615(7)                  0             7,300(9)
  Executive Vice President and   1998     283,000    88,996         16,541                     0             7,876
  President, Commerce Services   1997     260,000   141,423          9,312               200,000             6,130
  Group
Stephen R. Perkins............   1999     284,000   104,300          9,926(7)                  0             6,258(10)
  Executive Vice President and   1998     255,000    71,603          4,909                     0             6,939
  President, Communications      1997     228,000   131,701          7,904               195,000             6,516
  Software Group
Steven P. Shiflet.............   1999     252,600    59,650         14,235(7)                  0             7,422(11)
  Senior Vice President and      1998     237,000    66,000              0                     0             4,800
  Chief Financial Officer        1997     214,000    71,560              0               105,000             4,500

---------------

 (1) Reflects bonus earned during the fiscal year. In some instances, the payment of all or a portion of salary or bonus was deferred by the Named Executive Officer to a subsequent year.

 (2) Excludes perquisites and other personal benefits if the aggregate amount of such compensation is less than the lesser of $50,000 or 10% of the total annual salary and bonus reported for such Named Executive Officer.

 (3) The Company has not granted stock appreciation rights.

 (4) Includes a $96,213 payment for reimbursement of taxes.

 (5) Includes $4,800 in contributions to the Savings Plan and $9,038 in respect of premiums on a life insurance policy for Mr. Blow's benefit.

 (6) Mr. Sharp was elected President of the Company in October 1999. Additionally, Mr. Sharp has served as Chief Operating Officer of the Company since October 1998. Prior to October 1998, Mr. Sharp served as Executive Vice President of the Company and President of the Company's Interchange Software Group.

 (7) Consists of payments for reimbursement of taxes.

 (8) Includes $4,800 in contributions to the Savings Plan and $1,391 in respect of premiums on a life insurance policy for Mr. Sharp's benefit.

 (9) Includes $4,800 in contributions to the Savings Plan and $2,500 in respect of premiums on a life insurance policy for Mr. Olson's benefit.

(10) Includes $4,800 in contributions to the Savings Plan and $1,458 in respect of premiums on a life insurance policy for Mr. Perkins' benefit.

(11) Includes $4,800 in contributions to the Savings Plan and $2,622 in respect of premiums on a life insurance policy for Mr. Shiflet's benefit.

OPTION GRANTS IN FISCAL 1999

     The following table provides information related to options to purchase Shares granted by the Company to the Named Executive Officers during fiscal 1999.

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                                                                                  ANNUAL RATES OF STOCK
                                                                                                 PRICE APPRECIATION FOR
                                                        INDIVIDUAL GRANTS(1)                         OPTION TERM(4)
                                      --------------------------------------------------------   -----------------------
                                      NUMBER OF    PERCENTAGE OF
                                      SECURITIES   TOTAL OPTIONS
                                      UNDERLYING    GRANTED TO     EXERCISE
                                       OPTIONS     EMPLOYEES IN    PRICE PER
NAME                                  GRANTED(2)    FISCAL 1999    SHARE(3)    EXPIRATION DATE       5%          10%
----                                  ----------   -------------   ---------   ---------------   ----------   ----------
J. Brad Sharp.......................   500,000         10.5%        $34.88      Oct. 28, 2005    $4,236,877   $9,913,546
J. Brad Sharp.......................   200,000          4.2          18.81     Sept. 29, 2006     1,576,187    3,630,946
Stephen R. Perkins..................    50,000          1.0          34.88      Oct. 28, 2003       423,688      991,355

---------------

(1) The agreements underlying such options provide that the options vest 25% each year on the anniversary of the grant date. All such options have a seven-year term and are transferable by the option holder.

(2) The Company has not granted stock appreciation rights.

(3) The option agreements provide that the option exercise price may be paid in cash, in Shares owned by the Named Executive Officer or in a combination of the foregoing. The exercise price was equal to the fair market value of the Shares on the date of grant.

(4) The potential realizable value columns of the table above illustrate the value that might be realized upon exercise of the options immediately prior to the expiration of their terms, assuming the specified compounded rates of appreciation of the price of the Shares over the terms of the options. These amounts do not take into account provisions of certain options providing for termination of the options following termination of employment or vesting over periods of up to four years. The use of the assumed 5% and 10% values is established by the SEC and is not intended by the Company to forecast possible future appreciation of the price of the Shares.

OPTION EXERCISES IN FISCAL 1999 AND FISCAL YEAR-END OPTION VALUES

     The following table provides information related to options to purchase Shares issued by the Company and exercised by the Named Executive Officers during fiscal 1999 and the number and value of options held at fiscal year end.

                                                                          NUMBER OF
                                                                    SECURITIES UNDERLYING         VALUE OF UNEXERCISED
                                                                   UNEXERCISED OPTIONS AT        IN-THE-MONEY OPTIONS AT
                                                                    SEPTEMBER 30, 1999(1)         SEPTEMBER 30, 1999(2)
                                  SHARES ACQUIRED     VALUE      ---------------------------   ---------------------------
NAME                                ON EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE
----                              ---------------   ----------   -----------   -------------   -----------   -------------
Warner C. Blow..................            0       $        0    1,050,000       750,000          $0             $0
Paul L.H. Olson.................      115,000        1,829,100       25,000       150,000           0              0
Stephen R. Perkins..............       93,750        1,145,625       25,000       192,500           0              0
J. Brad Sharp...................       28,750          508,887       90,000       847,500           0              0
Steven P. Shiflet...............       67,500        1,092,663            0        85,000           0              0

---------------

(1) The Company has not granted stock appreciation rights.

(2) In accordance with SEC regulations, value was determined based upon the per share closing price of the Common Stock as reported by the New York Stock Exchange on September 30, 1999 ($18 18/32) multiplied by the number of shares of Common Stock of the Company underlying such options.

SERP

     In connection with Sterling Software's acquisition of Informatics General Corporation in 1985, Sterling Software retained the Informatics Supplemental Executive Retirement Plan II ("SERP II"). The Company has adopted the Sterling Commerce, Inc. Supplemental Executive Retirement Plan ("SERP") to assume the obligations of Sterling Software under the SERP II with respect to Warner C. Blow. Mr. Blow is the only employee of the Company who participates in the SERP. No other employee, including the other Named Executive Officers, participates, or will be eligible to participate, in the SERP. As of September 30, 1999, Mr. Blow had accrued approximately 25 years of service under the SERP. The annual benefit payable upon retirement at age 65 or above under the SERP is equal to the lesser of (i) 2% of the participant's "final average pay," which is equal to the highest average of the participant's base salary plus the participant's bonuses (up to a maximum bonus amount not to exceed 50% of the participant's base salary in the applicable year) over three consecutive years of service, multiplied by the participant's years of service or (ii) 50% of the participant's final average pay less the annuity equivalent of an account balance equal to 3% of compensation for each year of service beginning with the calendar year of participation in the SERP II plus interest at an assumed rate (collectively, the "annuity offset"). For purposes of the annuity offset, the participant's compensation is equal to the participant's taxable wages up to the limit on qualified plan compensation for any calendar year under the Internal Revenue Code of 1986, as amended (the "Code"). Benefits paid under the SERP are adjusted in the event of disability or retirement prior to age 65. Benefits are also adjusted annually, upward or downward, to the extent that the increase or decrease, if any, in the Consumer Price Index for the preceding calendar year over the Consumer Price Index for the next preceding calendar year exceeds 5%. Benefits under the SERP are paid in the form of a joint and 50% survivor annuity (unless a Change in Control of the Company as defined in the SERP occurs) and are taxable as ordinary income.

     In the event of a Change in Control of the Company, the participant's SERP benefit is calculated by giving the participant credit for additional service equal to the number of months for which the participant would be entitled to severance benefits upon a termination of employment following the Change in Control and by calculating his base pay and bonus during each year of such service at the rates in effect for the year in which the Change in Control occurs. The present value of the SERP benefit as so calculated is payable to the participant in a single lump sum on the first day of the month following the Change in Control. If any portion of the SERP benefit would result in an excess parachute payment subject to excise tax for which no tax gross-up payment is provided under the participant's Change-in-Control Agreement, an additional payment would be made from the SERP to compensate the participant for the excise tax imposed on the SERP benefit.

     The following table shows the estimated annual benefits payable upon retirement at age 65 to the participant in the SERP for the indicated level of three-year average annual compensation and various periods of service. The amounts shown in the table may be subject to the annuity offset.

                     YEARS OF SERVICE
              ------------------------------
REMUNERATION     25         30         35
------------  --------   --------   --------
$  800,000    $400,000   $400,000   $400,000
   900,000     450,000    450,000    450,000
 1,000,000     500,000    500,000    500,000
 1,100,000     550,000    550,000    550,000
 1,200,000     600,000    600,000    600,000

CHANGE-IN-CONTROL AND SEVERANCE AGREEMENTS

     The Company has entered into an agreement (as amended, a "Change-in-Control Agreement") with each of the Named Executive Officers. Each Change-in-Control Agreement covers termination within a specified number of years after the date of a Change in Control (as defined in such agreements) and requires the Company to pay to such officer if, prior to expiration of such specified period, his employment is terminated with or without cause by the Company (other than upon such officer's death) or by such officer upon the occurrence of certain constructive termination events, a lump-sum amount equal to a multiple of such officer's annual salary, bonus and cash incentive compensation preceding such termination and to provide continuation of all benefits for a specified number of months. The specified number of years, the multiple and the specified number of months referred to in the immediately preceding sentence are five, 500% and 60, respectively, in the case of Mr. Blow; four, 400% and 48, respectively, in the case of Mr. Sharp; and three, 300% and 36, respectively, in the case of Messrs. Olson, Perkins and Shiflet. In addition, if any payments (including payments under the Change-in-Control Agreement, any stock option agreement or otherwise) to such officer are determined to be "excess parachute payments" under the Code, such officer would be entitled to receive an additional payment (net of income taxes) to compensate such officer for the excise tax imposed by the Code on such payments.

     The Company has also entered into an agreement (a "Severance Agreement") with each of the Named Executive Officers, providing for the continued compensation of such officer in the event that the Company terminates his employment, with or without cause. Each such agreement requires the Company to pay the officer, upon his termination from employment by the Company, for a specified number of months (60 in the case of Mr. Blow, 48 in the case of Mr. Sharp, and 36 in the case of Messrs. Olson, Perkins and Shiflet), such officer's annual salary and bonus and to provide continuation of certain benefits for the specified number of months. In the event of a termination of employment following a Change in Control, at the officer's option, the terms of his Change-in-Control Agreement may govern such termination in lieu of the terms of the Severance Agreement.

CONSULTING AGREEMENT

     In fiscal 1998, the Company entered into an agreement (the "Consulting Agreement") with Mr. Williams pursuant to which Mr. Williams provides advisory services to the Executive Committee of the Board and the Chief Executive Officer of the Company and, for so long as the Company Board elects Mr. Williams as Chairman of the Company Board, he serves as Chairman. The Consulting Agreement is in lieu of and replaces the Chairman Agreement and the Change-in-Control Agreement that were previously in place between the Company and Mr. Williams. Under the Consulting Agreement, Mr. Williams is paid an annual fee for his services thereunder and is entitled to participate in the Company's cash incentive bonus program. In fiscal 1999, Mr. Williams was paid $800,000 in annual fees and a $300,000 bonus under this agreement. Effective for fiscal 2000, Mr. Williams and the Company mutually agreed to increase the annual fee to $880,000 and his bonus level to $330,000. In addition, Mr. Williams is entitled to participate in certain of the Company's employee benefit plans. Pursuant to the Consulting Agreement, Mr. Williams waived his right to receive fees and other compensation as a non-employee director of the Company. Under the terms of the Consulting Agreement, the Company will provide Mr. Williams with suitable office facilities, including secretarial support, or reimburse Mr. Williams for the cost of obtaining comparable facilities from third parties. The Company will also reimburse Mr. Williams for authorized expenses incurred in providing services under the Consulting Agreement.

     A notice of termination of the Consulting Agreement may be given by Mr. Williams at any time or by the Company at any time after Mr. Williams ceases to be Chairman. Upon such notice of termination, the term of the Consulting Agreement will automatically become a term of seven years and Mr. Williams would be entitled to continue receiving compensation under the Consulting Agreement during such seven-year term. At any time after a Change in Control (as defined in the Consulting Agreement), Mr. Williams would have the option of terminating the Consulting Agreement, whereupon the term of the Consulting Agreement, if it has not previously done so, would automatically become a term of seven years and Mr. Williams would be entitled to receive a lump sum amount equal to all compensation (annual fee and highest annual cash incentive bonus to be paid) due throughout the unexpired portion of the seven-year term, and all unvested Company Stock Options held by Mr. Williams would immediately vest and become exercisable. In addition, if any payments (including payments under any stock option agreement or otherwise) to Mr. Williams are determined to be "excess parachute payments" under the Code, Mr. Williams would be entitled to receive an additional payment (net of income taxes) to compensate him for the excise tax imposed by the Code on such payments. The Consulting Agreement will also terminate upon Mr. Williams's death.

     In addition to the above-described agreements, the Company has agreed to reimburse each of the Named Executive Officers for certain legal, financial and other professional services.

EXECUTIVE AND OPTION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     The members of the Executive Committee have been and will be primarily responsible for determining executive compensation other than with respect to grants of stock options. The 1996 Stock Option Committee, the 1999 Stock Option Committee and the Special Stock Option Committee are responsible for determining grants of stock options. Each of Sam Wyly, Sterling L. Williams and Charles J. Wyly, Jr. is a member of the Executive Committee, the 1996 Stock Option Committee and participated in meetings with respect to compensation matters.

     Sam Wyly and Charles J. Wyly, Jr. are executive officers of both the Company and Michaels Stores, members of the executive committees and the Boards of directors of the Company, Sterling Software and Michaels Stores, members of stock option committees of the Company and Sterling Software and members of the Board of directors of Scottish Annuity & Life Holdings, Ltd. Each is also a member of the compensation committee of Michaels Stores. In addition, Mr. Williams is a director of the Company and a director and executive officer of Sterling Software and a member of the respective executive committees, stock option committees and Boards of directors of the Company and Sterling Software. Accordingly, Mr. Williams has participated in decisions related to compensation of executive officers of each of the Company and Sterling Software, and Sam Wyly and Charles J. Wyly, Jr. have participated in decisions related to compensation matters for each of the Company, Sterling Software and Michaels Stores. Evan A. Wyly, a director of the Company, is also a director of Michaels Stores and a director of Sterling Software.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     In anticipation of the Company's public offering in March 1996 (the "Offering"), the Company and Sterling Software entered into various agreements under which amounts payable to and receivable from Sterling Software arise from time to time. During fiscal year 1999, the Company paid Sterling Software $73,653 under a space sharing agreement and the Company paid a subsidiary of Sterling Software $142,000 for aircraft services under an aircraft services agreement.

     Effective as of June 30, 1997, the Company and Sterling Software entered into an agreement (the "Termination Agreement") terminating the distributor agreement pursuant to which Sterling Software acted as the exclusive distributor of certain of the Company's products outside the United States and Canada. Contemporaneously with such termination, the Company purchased certain assets formerly used by Sterling Software in connection with the distribution of the Company's products under the international distributor agreement. In fiscal 1999, Sterling Software paid or agreed to pay the Company approximately $0.5 million with respect to certain post-closing account adjustments under the Termination Agreement.

     Sterling Software remains the guarantor of certain office leases and other obligations of the Company incurred pursuant to agreements entered into prior to the spin-off of the Company from Sterling Software. The aggregate amount due over the remaining terms of the agreements guaranteed by Sterling Software is approximately $12.6 million. The Company is obligated to indemnify Sterling Software for any liabilities incurred by Sterling Software as guarantor of such obligations, and the Company has agreed to use reasonable efforts to obtain a release of Sterling Software's obligations under the related guarantees. Sterling Software did not make any payments with respect to such guarantees during fiscal 1999.

     From time to time in the ordinary course of business, the Company and Sterling Software have used (internally or as part of product offerings) each other's software products. One of the inter-company agreements entered into in anticipation of the Offering was a license agreement covering certain software products then in use, or to be used by, the respective companies. During fiscal 1999, the Company and
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Sterling Software entered into a license agreement pursuant to which the Company licensed to Sterling Software certain of the Company's CONNECT: Manage products. Sterling Software paid total license and maintenance fees of approximately $2.3 million for these products. Also during fiscal 1999, the Company and Sterling Software entered into a license agreement pursuant to which the Company licensed certain of Sterling Software's application development products. The Company paid total license and maintenance fees of approximately $2.3 million for these products. The terms of each of the foregoing license agreements were the result of arms-length negotiations between the parties.

            SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who own more than 10% of the Company's Common Stock, to file with the SEC and the New York Stock Exchange initial reports of ownership and reports of changes in ownership of the Shares and all other equity securities of the Company beneficially owned by them. Such persons are required by SEC regulations to furnish the Company with copies of all Section 16(a) reports that they file.

     To the Company's knowledge, based solely on review of copies of such reports furnished to the Company or written representations from certain reporting persons, during the fiscal year ended September 30, 1999, all Section 16(a) filing requirements applicable to the directors, executive officers and greater than 10% stockholders were complied with by such persons, except as noted below. A report on Form 4 was filed on behalf of Sam Wyly on December 10, 1999 disclosing the previously unreported purchase of Common Stock by his spouse. A report on Form 4 was filed on behalf of Sterling L. Williams on January 7, 2000 disclosing the previously unreported sale of Common Stock by his spouse. The subject shares were acquired by his spouse prior to their marriage and Mr. Williams disclaimed beneficial ownership of such securities held and sold by his spouse.

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